Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Table of Contents

Caution Regarding Forward-Looking Statements	1
Overview of the Business	2
Recent Developments	3
Revenue	3
Factors Affecting Our Performance and Related Trends	5
Results of Operations	8
Non-GAAP Measures	11
Summary of Consolidated Quarterly Results and Trends	14
Related Party Transactions	15
Liquidity and Capital Resources	16
Capital Expenditures	18
Contractual Obligations	18
Off-Balance Sheet Arrangements	19
Quantitative and Qualitative Disclosures about Market Risk	19
Special Note Regarding Forward-Looking Statements	20

The following is a discussion of the financial condition and financial performance of TELUS International (Cda) Inc. (TELUS International, TI, or the Company) for the three-months ended March 31, 2021 and is dated May 7, 2021. This discussion and analysis of our financial condition and financial performance should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the related notes thereto for the three-months ended March 31, 2021 and the audited annual consolidated financial statements and the related notes thereto for the year ended December 31, 2020 and the risk factors identified under “Item 3D—Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (Annual Report) filed with the SEC at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com. This discussion is presented in U.S. dollars, except where otherwise indicated and based on financial information prepared in accordance with generally accepted accounting principles (GAAP). The GAAP that we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which might differ in material respects from accounting principles generally accepted in other jurisdictions, including the United States.

Information contained in this discussion, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. By their nature, forward-looking statements are subject to risks and uncertainties and are based on assumptions, including assumptions about future economic conditions, events and courses of action, many of which we do not control. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. You should review the section at the end of this discussion entitled “Special Note Regarding Forward-Looking Statements,” and the section entitled “Risk Factors” of our Annual Report for a discussion of important factors that could cause actual results to differ materially from the results projected, described in or implied by the forward-looking statements contained in the following discussion. In our discussion, we also use certain non-GAAP measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in the “Non-GAAP Measures” section below.

Overview of the Business

TELUS International is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Our services support the full lifecycle of our clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 16 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.

TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS Corporation, a leading communications and information technology company in Canada. Since our founding, we have made a number of significant organic investments and acquisitions, with the goal of better serving our growing portfolio of global clients. We have expanded our agile delivery model to access highly qualified talent in multiple geographies, including Asia-Pacific, Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities.

We believe our ability to help clients realize better business outcomes begins with the talented team members we dedicate to supporting our clients because customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. Over the past decade, we have made a series of investments in our people predicated upon the core philosophy that our “caring culture” drives sustainable team member engagement, retention and customer satisfaction.

We have expanded our focus across multiple industry verticals, targeting clients who believe exceptional customer experience is critical to their success. Higher growth technology companies, in particular, have embraced our service offerings and quickly become our largest and most important industry vertical. Today, we are a leading digital customer experience (CX) innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. We believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities.

We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journeys. Our services support the full scope of our clients’ digital transformations and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We provide strategy and innovation, next-generation technology and IT services, and CX process and delivery solutions to fuel our clients’ growth. Our highly skilled and empathetic team members together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals are core to our success. We combine these with our ability to discover, analyze and innovate with new digital technologies in our digital centers of excellence to continuously evolve and expand our solutions and services.

We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. We have over 51,000 team members located in 50 delivery locations across over 25 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets. In addition, our Lionbridge AI business utilizes the services of a crowd-sourced provider base that is geographically dispersed across the globe.

Today, our clients include companies across high-growth verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Our relationship with TELUS Corporation, our largest client and controlling shareholder, has been instrumental to our success. TELUS Corporation provides significant revenue visibility, stability and growth, as well as strategic partnership with respect to co-innovation within our Communications and Media industry vertical. We have renewed our master services agreement (TELUS MSA), which provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement” in our Annual Report.

Recent Developments

On February 3, 2021, we completed our initial public offering (IPO) where we issued 20,997,375 subordinate voting shares at $25.00 per share. Net proceeds were used to repay a portion of outstanding borrowings under our credit agreement. As a result of the IPO, our subordinate voting shares are listed for trading on the New York Stock Exchange and the Toronto Stock Exchange.

On December 31, 2020, we acquired Lionbridge AI (LAI), the data annotation business of Lionbridge Technologies, Inc., pursuant to the terms of a stock purchase agreement, dated November 6, 2020 for cash consideration of $940 million, subject to post-closing adjustments. On March 2, 2021, we announced the final completion of the acquisition, following the clearance of the acquisition by the Committee of Foreign Investment in the United States. LAI is one of only two globally-scaled, managed AI training data and data annotation services and platform providers in the world.

In April 2020, we acquired Managed IT Services business (MITS), a leading provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting, from TELUS Corporation, our controlling stockholder, in exchange for share consideration with a value of $49 million.

On January 31, 2020, we completed the acquisition of Competence Call Center (CCC), a leading provider of higher-value-added business services with a focus on customer relationship management and content moderation, for cash consideration of $873 million.

We have consolidated Lionbridge AI, MITS and CCC in our financial results since the closing of each of the acquisitions.

Revenue

We earn revenue pursuant to contracts with our clients that generally take the form of a master services agreement (MSA), or other service contracts. MSAs, which are framework agreements with terms generally ranging from three to five years, with the vast majority having a term of three years, are supplemented by statements of work (SOWs) that identify the specific services to be provided and the related pricing for each service. There are a number of factors that impact the pricing of the services identified in each SOW or service contract, including, but not limited to, the nature and scope of services being provided, service levels and, under certain of our MSAs, we are able to share the inflation and foreign exchange risk arising from currency fluctuations. The substantial majority of our revenue is earned pursuant to MSAs or service contracts that are engagements based on per-hour or per-transaction billing models.

Most of our contracts, other than with TELUS Corporation, do not commit our clients to a minimum annual spend or to specific volumes of services. Although the contracts we enter into with our clients provide for terms that range from three to five years, the arrangements may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients may also delay, postpone, cancel or remove certain of the services we provide without canceling the whole contract. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements.

From period to period, the fluctuation in our revenue is primarily a function of changes in service volumes from existing SOWs, new SOWs with existing clients, MSAs signed with new clients, and the impact of foreign exchange on non-U.S. dollar-denominated contracts.

In the three-month periods ended March 31, 2021 and 2020, TELUS Corporation represented 16.2% and 22.4% of our revenue, respectively. For the three-month periods ended March 31, 2021 and 2020, our second largest client, a leading social media company, accounted for 15.7% and 12.3% of our revenue, respectively.

We deliver tailored solutions to a variety of industry verticals.

The following table sets forth our revenue from our top five industry verticals and other industries based on a percentage of revenue for the periods presented:

	Three-Months Ended March 31
(in millions)	2021	2020	$ change	% change
Revenue by Industry Vertical
Tech and Games	$224	$119	$105	88%
Communications and Media	129	111	18	16%
eCommerce and FinTech	55	36	19	53%
Travel and Hospitality	14	14	-	-
Healthcare	12	9	3	33%
Other[1]	71	33	38	115%
Total	$505	$322	$183	57%

1	Includes among others, retail and other financial services; none of the verticals included in this category are individually more than 3% of revenue.

In the three-month period ended March 31, 2021, the revenue generated from our Tech and Games industry vertical increased $105 million or 88% to $224 million, and represented 44% of our revenue as compared to 37% of our revenue for the three-month period ended March 31, 2020. This growth is partly attributable to the acquisition of LAI, which has contributed almost 50% of the growth in Tech and Games, with the balance attributable to continued growth within our existing clients and the addition of new clients. The revenue generated from the Communications and Media industry vertical grew $18 million or 16% to $129 million, driven by organic growth in our existing clients. The revenue generated from the eCommerce and FinTech industry vertical has grown $19 million or 53% to $55 million, as compared to $36 million for the three-month period ended March 31, 2020, which was primarily attributable to the addition of full quarter results for our acquisitions in 2020 as well as growth in existing and new clients. Finally, the revenue generated from the Other group increased $38 million or 115% to $71 million, primarily driven by the addition of our acquisitions in 2020 and continued organic growth.

We serve our clients, who are primarily domiciled in the United States, Canada and Europe, from multiple delivery locations across four geographic regions. The table below presents the revenue generated in each geographic region, based on delivery location, for the periods presented.

	Three-Months Ended March 31
(millions except percentages)	2021	2020	$ change	% change
Revenue by Geographic Region
Europe	$187	$120	$67	56%
North America	150	65	85	131%
Asia-Pacific	94	83	11	13%
Central America	74	54	20	37%
Total	$505	$322	$183	57%

The table below presents the revenue mix based on the location of our clients’ headquarters for the three-months ended March 31, 2021.

Percentage of Service Revenue
Location of Client Headquarters
North America	85%
Europe	9%
Asia	6%

We deliver a variety of services to a diverse set of clients active in various verticals from our delivery locations around the world. However, these services are marketed, sold and delivered to clients in an integrated manner in order to provide a unified, seamless sales and delivery experience. Our chief operating decision maker reviews financial information presented on a consolidated basis for the purposes of evaluating financial performance and making resource allocation decisions. Accordingly, we report our results and manage our business as a single operating and reporting segment.

Factors Affecting Our Performance and Related Trends

A comprehensive list of risk factors that may impact our business performance are described under section “Item 3D-Risk Factors” in our Annual Report. We believe that the key factors affecting our performance and financial performance include:

Our Ability to Expand and Retain Existing Client Relationships and Attract New Clients

We have a diverse base of clients, including leaders and disruptors across the industry verticals we serve. Through our commitment to customer experience and innovation, we have been able to sustain long-term partnerships with many clients, often expanding our relationship through multiple service offerings that we provide through a number of delivery locations. Apart from TELUS Corporation, the average tenure of our top ten clients is seven years and, on average, we provide to those clients more than 18 programs across our delivery locations.

To grow our revenue, we seek to continue to increase the number and scope of service offerings we provide to our existing clients. In addition, our continued revenue growth will depend on our ability to win new clients. We seek to partner with prospective clients that value premium digital IT and customer experience solutions and services.

Our ability to maintain and expand relationships with our clients, as well as to attract new clients, will depend on a number of factors, including our ability to maintain: a “customers-first” culture across our organization; our level of innovation, expertise and retention of team member talent; a consistently high level of service experience, as evidenced by, among others measures, the satisfaction ratings that our clients receive from their customers based on the services we provide; the technological advantages we offer; and our positive reputation, as a result of our corporate social responsibility initiatives and otherwise.

Our Ability to Attract and Retain Talent

As at March 31, 2021, we have over 51,000 team members located across over 25 countries in four geographic regions, servicing clients in almost 50 languages. In addition, our recently-acquired LAI business utilizes the services of a crowd-sourced provider base that is geographically dispersed across the globe.

Ensuring that our team members feel valued and engaged is integral to our performance, as our team members enable us to maintain the organizational culture that is one of the key factors which differentiates us from our competitors, and creates a better experience for our clients’ customers, enabling us to retain and enhance our existing client relationships and build new ones. As a result, we make significant investments to attract, select, retain and develop top talent across our product and service offerings. We have devoted, and will continue to devote, substantial resources to creating engaging, inspiring, world-class physical workplaces; recruiting; cultivating talent selection proficiencies and proprietary methods of performance measurement; growing employee engagement including rewards and development; supporting our corporate sustainability initiatives; and acquiring new talent and capabilities to meet our clients’ evolving needs. Our ability to attract and retain team member talent will depend on a number of factors, including our ability to: compete for talent with competitive service providers in the geographies we operate; provide innovative benefits to our team members; retain and integrate talent from our acquisitions; and meet or exceed evolving expectations related to corporate sustainability.

Impact of COVID-19

The COVID-19 pandemic, which emerged in the first quarter of 2020, continues to have a pervasive global impact. This has had a significant impact on our estimates regarding the economic environment, including economic growth and industry growth rates, which also form an important part of the assumptions on which we set our expectations. Our persistent focus to date has been on keeping all of our team members safe and healthy, while continuing to serve our clients and support our communities in this critical period.

Impact to our financial condition, financial performance and liquidity: We believe the impact of the COVID-19 pandemic on our business, operating results, cash flows and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the markets where we operate and the global economy, the vaccination progress in the countries where we operate, and the timing, scope and impact of stimulus legislation as well as other federal, state and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control. As a result, the full impact the COVID-19 pandemic will have on our business, operating results, cash flows and/or financial condition is unknown. Through the date of this discussion, the impact on our financial condition and financial performance was more significant in the second quarter of 2020 as a result of the temporary site closures enforced across our delivery sites. Although both revenue and net income have been negatively affected by the pandemic, we were able to largely mitigate the negative impact on cash flow by taking steps to strategically contain costs. We are unable to quantify with precision the impact that the COVID-19 pandemic has had on our revenue.

Our access to capital has not been materially impacted by the COVID-19 pandemic. In February 2021, we completed our initial public offering and used the net proceeds to repay a portion of our long-term debt. We have not provided additional collateral, guarantees or equity to our lenders and we have not had material changes to our cost of capital due to the COVID-19 pandemic. There is no material uncertainty about our ongoing ability to meet the covenants in our credit agreement and we also do not expect to incur material COVID-19-related contingencies.

The COVID-19 pandemic may have an effect on assets and ability to timely account for those assets. We do not expect the COVID-19 pandemic to affect our ability to account for our assets on a timely basis; however, we do expect some delays in the collection of accounts receivables as the COVID-19 pandemic has created financial hardships for some of our clients. In response, we have increased our allowance for doubtful accounts compared to periods prior to the COVID-19 pandemic during the year ended December 31, 2020. For the three-months ended March 31, 2021, our allowance for doubtful accounts has remained stable.

Material impairments. There has not been a material unfavorable change to our cash flow projections or key assumptions as a result of the COVID-19 pandemic and there are no other indicators of impairment. We did not recognize any impairment charge for the three-months ended March 31, 2021 based on our recoverability analysis.

Impacts to demand of our products and services. The COVID-19 pandemic has presented both challenges and opportunities in maintaining and expanding revenue. Physical distancing protocols related to the COVID-19 pandemic have affected our ability to market our solutions to existing and new clients. We also expect that the pandemic will create opportunities for new services, such as our “Work from Anywhere” offering, as our clients look to refine their in-house business continuity practices and adopt a permanent new operating model. The challenges of the COVID-19 pandemic have also accelerated the digital transformation initiatives of many of our clients, giving us the opportunity to deepen client relationships by providing more of our services to address their evolving digital enablement and customer experience needs. We cannot precisely quantify the impact of such acceleration of digital transformation initiatives due to the COVID-19 pandemic.

Industry Trends

The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in “Item 4B—Business Overview—Industry Background” in our Annual Report.

Seasonality

Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, generally mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters.

Foreign Currency Fluctuations

While our primary operating currency is the U.S. dollar, we are also party to revenue contracts denominated in the European euro and other currencies and a significant portion of our operating expenses are incurred in currencies other than the U.S. dollar. Movements in the exchange rates between the U.S. dollar and these other currencies have an impact on our financial results. The tables below outline revenue and expenses by currency and the percentage of each of the total revenue and expenses for each period. In January 2021, we amended and restated our TELUS MSA. This agreement stipulates that payments will be denominated in U.S. dollars instead of Canadian dollars (as was the case of the previous agreement), resulting in our exposure to Canadian dollars to decrease going forward.

	Three-Months Ended March 31
	2021		2020
(millions except percentages)	Revenue	% of total	Revenue	% of total
U.S. dollar	$287	57%	$125	39%
European euro	188	37%	120	37%
Canadian dollar	30	6%	77	24%
Total Revenue	$505	100%	$322	100%

	Three-Months Ended March 31
	2021		2020
(millions except percentages)	Expenses	% of total	Expenses	% of total
U.S. dollar	$218	47%	$144	47%
European euro	95	20%	66	21%
Philippines peso	49	10%	45	15%
Canadian dollar	47	10%	16	5%
Other	61	13%	38	12%
Total Operating Expenses	$470	100%	$309	100%

The following table presents information on the average exchange rates between the U.S. dollars and the key currencies to which we have exposure:

	Three-Months Ended March 31
	2021	2020
Foreign exchange rates
U.S. dollar to European euro	0.8301	0.9071
U.S. dollar to Philippine peso	48.2975	50.8776
U.S. dollar to Canadian dollar	1.2656	1.3449

Results of Operations

	Three-Months Ended March 31
(millions, except per share amounts and percentages)	2021	2020	$ change	% change
Revenue	$505	$322	$183	57%
Operating Expenses
Salaries and benefits	282	206	76	37%
Goods and services purchased	94	48	46	96%
Share-based compensation	26	2	24	1,200%
Acquisition, integration and other	5	19	(14)	(74)%
Depreciation	27	21	6	29%
Amortization of intangible assets	36	13	23	177%
	$470	$309	$161	52%
Operating Income	$35	$13	$22	169%
Changes in business combination-related provisions	-	(23)	23	(100)%
Interest expense	14	13	1	8%
Foreign exchange loss	3	-	3	100%
Income before Income Taxes	18	23	(5)	(22)%
Income taxes	15	12	3	25%
Net Income	$3	$11	$(8)	(73)%

Earnings per Share
Basic Earnings per Share	$0.01	$0.05	$(0.04)	(80)%
Diluted Earnings per Share	$0.01	$0.05	$(0.04)	(80)%

Revenue

Revenues are derived primarily from providing digital and customer experience solutions and services to our clients. Revenues consist largely of per-hour or per-transaction billing models and reimbursable expenses, which primarily include travel and entertainment costs that are chargeable to clients. We recognize revenues for each accounting period based on services provided in that period.

Comparison of Three-Months Ended March 31, 2021 and 2020. Our revenue increased $183 million, or 57%, to $505 million during the three-months ended March 31, 2021. Of this increase, $120 million was attributable to growth generated from our acquisitions during fiscal 2020. The remainder of the revenue increase of $63 million, or 20%, was attributable to $39 million growth from existing customers (excluding TELUS Corporation) and new customers, $10 million related to TELUS Corporation, and $14 million related primarily to favorable foreign currency impact associated with EUR:USD rate as compared to the first quarter of 2020. We are unable to quantify with precision the impact of COVID-19 on our revenue for the three-months ended March 31, 2021. Revenue from our top 10 clients for the three-month period ended March 31, 2021 was 60%, compared to 66% in the comparative three-month period ended March 31, 2020.

Salaries and benefits

The principal components of salaries and benefits expense include all compensation and benefits (excluding share-based compensation) paid to our front-line and administrative employees, including salaries, benefits and other fringe benefits.

Comparison of Three-Months Ended March 31, 2021 and 2020. Salaries and benefits increased $76 million, or 37%, to $282 million for the three-months ended March 31, 2021 as a result of business growth. This represented a lower percentage of revenue (56% in Q1 2021 vs. 64% in Q1 2020) due primarily to the recently acquired LAI which is largely supported by contracted resources, for which the expense is recognized in goods and services purchased.

Goods and services purchased

Goods and services purchased include items such as software licensing costs that are required to support our operations, contracted labor costs to supplement our team member base in the digital services portfolio, sales and marketing expenses associated with promoting and selling our services, compliance expenses such as legal and audit fees and business taxes, incremental IT expenditures, bad debt expenses and facility expenses.

Our goods and services purchased expenses have increased as we continue to expand our operations via acquisitions and organically. Contract labor represents approximately 17% of the total direct labor costs in the three-month period ended March 31, 2021, compared to 9% in the three-month period ended 2020.

Comparison of Three-Months Ended March 31, 2021 and 2020. Goods and services purchased increased $46 million, or 96%, to $94 million during the three-months ended March 31, 2021. This was largely due to our acquisitions, in particular LAI’s crowdsourced workforce, for which the contracted labor costs are recognized in goods and services. The balance is attributable to an increase in contracted labor supporting our existing digital footprint.

Share-based compensation

Share-based compensation relates to restricted share unit awards and share option awards granted to employees. These awards include a combination of liability-accounted awards, which require a mark-to-market revaluation against our share price, and equity-accounted awards.

Comparison of Three-Months Ended March 31, 2021 and 2020. Share-based compensation increased $24 million to $26 million during the three-months ended March 31, 2021. The increase was primarily due to mark-to-market adjustments on liability-accounted awards due to the increase in our share price after the initial public offering. Additionally, new awards granted under our 2021 Long-Term Incentive Plan are equity-settled and vest annually over a 4-year period (the graded-vesting method) compared to our past awards which vest at the end of the vesting period (the cliff-vesting method) generally over a period up to five years. The graded-vesting method will result in more expense being recognized in the earlier years of the vesting period in comparison to awards subject to the previous cliff-vesting method.

Acquisition, integration and other

Acquisition, integration and other is comprised primarily of business acquisition transaction costs and integration expenses associated with these acquisitions and other restructuring, which are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions, which often drives the magnitude of acquisition-related costs, may not be indicative of the size, complexity and volume of future transactions.

Comparison of Three-Months Ended March 31, 2021 and 2020. Acquisition, integration and other decreased $14 million, or 74%, to $5 million during the three-months ended March 31, 2021. The significant costs in the prior comparative quarter primarily related to the acquisition of CCC, compared to current quarter costs primarily related to the integration of LAI.

Depreciation and amortization

Depreciation and amortization includes depreciation of property, plant and equipment and right-of-use leased assets as well as amortization expense for software and intangible assets recognized in connection with acquisitions. Given our strategy to continuously enhance our service offerings through organic investment and strategic acquisitions, we expect depreciation and amortization will continue to grow.

Comparison of Three-Months Ended March 31, 2021 and 2020. Depreciation and amortization expense increased $29 million, or 85%, to $63 million for three-months ended March 31, 2021. This was largely due to the incremental amortization recognized in connection with the intangible assets recognized upon the acquisition of LAI and other prior acquisitions.

Changes in Business Combination-related Provisions

Changes in business combination-related provisions reflects non-cash accounting gains recognized on the revaluation or settlement of assets and liabilities during the period.

Comparison of Three-Months Ended March 31, 2021 and 2020. During the three-months ended March 31, 2021, no gain was recognized, compared to a gain of $23 million in the prior period, on the provision to acquire the remaining non-controlling interest in Xavient, which was exercised on April 30, 2020.

Interest Expense

Interest expense includes interest expense on long-term and short-term borrowings, accretion expense recognized on provisions on the balance sheet, and interest expense recognized for our lease liabilities.

Comparison of Three-Months Ended March 31, 2021 and 2020. For the three-months ended March 31, 2021, interest expense increased $1 million or 8% compared to the prior period. This was largely due to higher interest expense on our credit facility due to an increase in the weighted average balance outstanding, which was partially offset by lower interest accretion on provisions to acquire the remaining non-controlling interest in subsidiaries as these were fully settled by April 30, 2020.

Foreign Exchange

Foreign exchange is comprised of gains and losses recognized on certain derivatives, as well as foreign exchange gains and losses recognized on the revaluation and settlement of foreign currency transactions. Please refer to “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” in our Annual Report for a discussion of our hedging programs.

Comparison of Three-Months Ended March 31, 2021 and 2020. Foreign exchange loss increased $3 million for the three-months ended March 31, 2021, over the prior comparative period. This was largely due to the loss recognized on non-U.S. denominated assets and liabilities for our U.S. functional currency subsidiaries as a result of the decrease in the CAD:USD and PESO:USD rates. In the comparative period, we had recognized a similar expense of $6 million, which was offset by mark-to-market gains on certain hedging transactions.

Income tax expense

	Three-Months Ended March 31
(millions)	2021	2020
Income tax expense	$15	$12
Income taxes computed at applicable statutory rates	21.5%	27.7%
Effective tax rate (%)	81.8%	52.5%

Comparison of Three-Months Ended March 31, 2021 and 2020. Income tax expense increased by $3 million for the three-months ended March 31, 2021 and the effective tax rate increased from 52.5% to 81.8%. The increase in the effective tax rate is primarily due to an increase in non-deductible items and withholding and other taxes and partially offset by a decrease in a lower weighted average statutory income tax rate resulting from a change in the income mix amongst the jurisdictions. The majority of the non-deductible items in Q1 2021 are a result of our IPO and are largely non-recurring.

Non-GAAP Measures

We regularly monitor certain non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior periods. These non-GAAP financial measures are provided as supplemental information to the financial measures presented in this discussion that are calculated and presented in accordance with GAAP. These non-GAAP measures may not be comparable to GAAP measures and may not be comparable to similarly described non-GAAP measures reported by other companies, including those within our industry. Consequently, our non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure and our condensed interim consolidated financial statements for the periods presented. The non-GAAP financial measures we present in this discussion should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

TI Adjusted Net Income, TI Adjusted Basic Earnings per Share and TI Adjusted Diluted Earnings per Share. We regularly monitor TI Adjusted Net Income, TI Adjusted Basic EPS and TI Adjusted Diluted EPS as they are useful for management and investors to evaluate our operating performance, to better understand our ability to manage operational costs, and to facilitate a period-over-period comparison of our results. We calculate TI Adjusted Net Income by adjusting net income for the period for changes in business combination-related provisions, acquisition, integration and other, share-based compensation, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax impacts of these adjustments. These items are excluded as we do not believe they are indicative of our ongoing operating performance. TI Adjusted Basic EPS is calculated by dividing TI Adjusted Net Income by the basic total weighted average number of equity shares outstanding during the period. TI Adjusted Diluted EPS is calculated by dividing TI Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period.

	Three-Months Ended March 31
(millions, except per share amounts)	2021	2020
Net income	$3	$11
Add back (deduct):
Changes in business combination-related provisions[1]	—	(23)
Acquisition, integration and other[2]	5	19
Share-based compensation[3]	26	2
Foreign exchange loss[4]	3	—
Amortization of purchased intangible assets[5]	33	12
Tax effect of the adjustments above	(11)	(6)
TI Adjusted Net Income	$59	$15
TI Adjusted Basic Earnings Per Share	$0.23	$0.07
TI Adjusted Diluted Earnings Per Share	$0.23	$0.07

1	Changes in business combination-related provisions relate to the revaluation of a written put option liability to acquire the remaining non-controlling interests in a subsidiary that was settled in the second quarter of 2020.
2	Acquisition, integration and other is comprised primarily of business acquisition transaction costs and integration expenses associated with these acquisitions and other restructuring, which are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions, which often drives the magnitude of acquisition-related costs, may not be indicative of the size, complexity and volume of future transactions.
3	Share-based compensation includes the mark-to-market revaluation of liability-accounted share-based awards based on changes in our share price, which do not correspond to the cash outlay in any given reporting period. This revaluation may fluctuate significantly period over period, which can prevent a comparison of our operating results among the periods. In addition, new equity awards granted under our 2021 Long-Term Incentive Plan are equity-settled through treasury shares.
4	Foreign exchange gains or losses are derived from fluctuations in the market foreign exchange rates relative to our operating currencies, which are generally not reflective of the underlying operations of our business.
5	Purchased intangible assets primarily relate to acquired customer relationships, brand and crowdsource assets. Amortization of these intangible assets are excluded as it is a non-cash expense, and it allows management and investors to evaluate our operating results as if these assets had been developed internally rather than acquired in a business combination. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, TI Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.

TI Adjusted EBITDA. We regularly monitor TI Adjusted EBITDA because this is a key measure regularly used by management to evaluate our business performance. As such, we believe it is useful to investors in understanding and evaluating the performance of our business. This measure excludes from net income items that do not reflect the underlying operations of our business and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt. These items were added back for the same reasons described above in TI Adjusted Net Income. TI Adjusted EBITDA should not be considered an alternative to net income in measuring our performance, and it should not be used as an exclusive measure of cash flow. We believe a net income measure that excludes these items that do not reflect the underlying operations of our business is more reflective of underlying business trends and our operational performance and overall business strategy.

	Three-Months Ended March 31
(millions)	2021	2020
Net income	$3	$11
Add back (deduct):
Changes in business combination-related provisions[1]	—	(23)
Acquisition, integration and other[2]	5	19
Share-based compensation[3]	26	2
Foreign exchange loss[4]	3	—
Depreciation and amortization	63	34
Interest expense	14	13
Income taxes	15	12
TI Adjusted EBITDA	$129	$68

1	Changes in business combination-related provisions relate to the revaluation of a written put option liability to acquire the remaining non-controlling interests in a subsidiary that was settled in the second quarter of 2020.
2	Acquisition, integration and other is comprised primarily of business acquisition transaction costs and integration expenses associated with these acquisitions and other restructuring, which are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions, which often drives the magnitude of acquisition-related costs, may not be indicative of the size, complexity and volume of future transactions.
3	Share-based compensation includes the mark-to-market revaluation of liability-accounted share-based awards based on changes in our share price, which do not correspond to the cash outlay in any given reporting period. This revaluation may fluctuate significantly period over period, which can prevent a comparison of our operating results among the periods. In addition, new equity awards granted under our 2021 Long-Term Incentive Plan are equity-settled through treasury shares.
4	Foreign exchange gains or losses are derived from fluctuations in the market foreign exchange rates relative to our operating currencies, which are generally not reflective of the underlying operations of our business.

TI Free Cash Flow. We calculate TI Free Cash Flow by adjusting our cash provided by operating activities by deducting capital expenditures. We use TI Free Cash Flow to evaluate and conduct our business because, although it is similar to cash provided by operating activities, we believe it is a more conservative measure of cash flows that better reflects our ongoing operations since capital expenditures are a necessary component of our ongoing operations and our liquidity assessment.

	Three-Months Ended March 31
(millions)	2021	2020
Cash provided by operating activities	$36	$34
Less: capital expenditures	(18)	(13)
TI Free Cash Flow	$18	$21

TI Adjusted Gross Profit and TI Adjusted Gross Profit Margin. TI Adjusted Gross Profit and TI Adjusted Gross Profit Margin are useful measures for management and investors alike to assess how efficiently we are servicing our clients and to be able to evaluate the growth in our cost base, excluding depreciation and amortization, as a percentage of revenue. We calculate TI Adjusted Gross Profit by excluding depreciation and amortization from the nearest GAAP measure, Gross Profit. We exclude depreciation and amortization expense because the timing of the underlying capital expenditures and other investing activities do not correlate directly with the revenue from contracts with clients in a given reporting period. TI Adjusted Gross Profit subtracts from revenue delivery costs including salaries, bonuses, fringe benefits, contractor fees and client-related travel costs for our team members who are assigned to client projects as well as licensing fees, network infrastructure costs and facilities costs required to service our clients. We calculate Gross Profit Margin as gross profit divided by revenue arising from contracts with clients. We calculate TI Adjusted Gross Profit Margin as TI Adjusted Gross Profit divided by revenue arising from contracts with clients.

	Three-Months Ended March 31
(millions, except percentages)	2021	2020
Revenues	$505	$322
Less: Operating expenses	(470)	(309)
Add back: Indirect and administrative expenses	114	82
Gross profit ($)	149	95
Add back: Depreciation and amortization	63	34
TI Adjusted Gross Profit ($)	$212	$129
Gross Profit Margin (%)	29.5%	29.5%
TI Adjusted Gross Profit Margin (%)	42.0%	40.1%

Summary of Consolidated Quarterly Results and Trends

The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended March 31, 2021. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included in our Annual Report and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included in our Annual Report. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

(millions, except per share amounts, percentages, and team member count)	2021 Q1	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2
REVENUE	$505	$442	$427	$391	$322	$273	$265	$251

OPERATING EXPENSES
Salaries and benefits	282	259	249	233	206	161	159	153
Goods and services purchased	94	55	67	74	48	48	44	44
Share-based compensation	26	12	5	10	2	6	2	3
Acquisition, integration and other	5	25	8	7	19	3	3	-
Depreciation	27	27	25	26	21	20	19	17
Amortization of intangible assets	36	23	23	24	13	5	5	5
	470	401	377	374	309	243	232	222
OPERATING INCOME	35	41	50	17	13	30	33	29
OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	-	-	-	(51)	(23)	(12)	-	-
Interest expense	14	11	10	12	13	8	9	10
Foreign exchange loss (gain)	3	(4)	(1)	3	-	(1)	2	(1)
INCOME BEFORE INCOME TAXES	18	34	41	53	23	35	22	20
Income taxes	15	13	13	10	12	8	7	6
NET INCOME	$3	$21	$28	$43	$11	$27	$15	$14
Basic earnings per share	$0.01	$0.09	$0.12	$0.19	$0.05	$0.14	$0.08	$0.07
Diluted earnings per share	$0.01	$0.09	$0.12	$0.19	$0.05	$0.14	$0.08	$0.07

Other financial information[1]
TI Adjusted Net Income	$59	$66	$53	$26	$15	$26	$24	$18
TI Adjusted Basic Earnings per Share	$0.23	$0.27	$0.23	$0.12	$0.07	$0.14	$0.13	$0.09
TI Adjusted Diluted Earnings per Share	$0.23	$0.27	$0.23	$0.12	$0.07	$0.14	$0.13	$0.09
TI Adjusted EBITDA	$129	$128	$111	$84	$68	$64	$62	$54
Cash provided by operating activities	$36	$95	$84	$50	$34	$49	$56	$12
TI Free Cash Flow	$18	$70	$64	$34	$21	$33	$44	$(9)
Gross Profit Margin	29.5%	33.0%	33.7%	30.2%	29.5%	34.1%	34.3%	33.1%
TI Adjusted Gross Profit Margin	42.0%	44.3%	45.0%	43.0%	40.1%	43.2%	43.4%	41.8%
Team member count	51,387	50,618	48,324	47,660	46,209	38,102	37,184	35,839

1	See “—Non-GAAP Measures” above.

The trend of quarter-over-quarter increase in consolidated revenue reflects the growth in both our organic customer base, as well as successful scale-up of new customer programs. Increased revenue also includes revenues from business acquisitions, including our acquisition of CCC effective January 31, 2020 and MITS effective April 1, 2020. The acquisition of LAI closed on December 31, 2020 and did not contribute to our revenue growth prior to 2021.

The trend of quarter-over-quarter increases in employee benefits expense reflects increases in our team member base as a result of acquisitions and as required to service the growing volumes from our customers and the expansion of our service offerings.

The trend of quarter-over-quarter increases in goods and services purchased reflects increases in external labor to support the growth in our digital business, increases in our software licensing costs associated with our growing team member base and increase in administrative expenses to support growth in the overall business and business acquisitions.

The trend of quarter-over-quarter increases in share-based compensation reflects increases in the value of our equity, and the mark-to-market revaluation of liability-accounted awards.

The trend of quarter-over-quarter changes in acquisition, integration and other costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of business acquisitions.

The trend of quarter-over-quarter increases in depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our sites required to service customer demand and growth in intangible assets recognized in connection with business acquisitions.

The trend in changes of business combination-related provisions primarily reflects non-cash accounting adjustments recognized on the revaluation or settlement of provisions in connection with an acquisition prior to the quarters presented.

The trend of quarter-over-quarter increases in interest expense reflects an increase in long-term debt outstanding, mainly associated with our acquisitions, and increase in lease liabilities for leased assets. Interest expense also includes accretion on provisions for written put options, which have all been exercised by the second quarter of 2020, thereby partially offsetting any increases subsequent to the second quarter of 2020. Subsequent to the IPO, we have paid down a portion of our credit facility balance, as such we expect that interest expense will decrease.

The trend in net income reflects the items noted above, as well as the relative mix of income among the geographic areas and the associated tax rates for the countries within those areas and varying amounts of foreign exchange gains or losses. Historically, the trend in basic earnings per share has been impacted by the same trends as net income.

Related Party Transactions

Recurring Transactions with TELUS Corporation

In 2021, we entered into an amended and restated TELUS MSA, which provide for a ten-year master services agreement and we also entered into a ten-year transition and shared services agreement with TELUS Corporation. Revenues earned pursuant to the TELUS MSA are recorded as revenue and fees incurred in connection with the shared services agreement for certain shared services provided to us are recorded as goods and services purchased. The following table summarizes the transactions with TELUS and its subsidiaries:

	Three-Months Ended March 31
(millions)	2021	2020
Revenue	$82	$72
Management Fees and Other Services	(10)	(1)
Total	$72	$71
Amounts Received from TELUS Corporation	$82	$58
Amounts Paid to TELUS Corporation	$5	-

Amounts receivable from TELUS Corporation were $49 million and $25 million as at March 31, 2021 and March 31, 2020, respectively, and amounts payable to TELUS Corporation were $39 million and $25 million as at March 31, 2021 and March 31, 2020, respectively.

Liquidity and Capital Resources

Capital resources

As at March 31, 2021, we had approximately $768 million (December 31, 2020 - $285 million) of available liquidity, comprised of cash and cash equivalents of $117 million (December 31, 2020 - $153 million), and available borrowings under a revolving credit facility of $651 million (December 31, 2020 - $132 million). Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.

In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and cash equivalents. We manage capital by monitoring the financial covenants prescribed in our credit facility. For additional information, see (Note 16(b) in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2020 included in our Annual Report).

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new subordinate voting shares, issue new debt with different terms or characteristics which may be used to replace existing debt, or pay down our debt balance with cash flows from operations. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing the financial covenants prescribed in our credit facility. As at March 31, 2021, we were in compliance with all of our covenants including net debt to EBITDA ratio of less than 5.25:1.00.

The following table presents a summary of our cash flows and ending cash balances for the three-month periods ended March 31, 2021 and 2020.

	Three- Months Ended March 31
(millions)	2021	2020

Cash provided by operating activities	$36	$34
Cash used in investing activities	(14)	(806)
Cash (used in) provided by financing activities	(54)	840
Effect of exchange rate changes on cash	(4)	-
(Decrease) increase in cash position during the period	$(36)	$68
Cash and cash equivalents, beginning of period	$153	$80
Cash and cash equivalents, end of period	$117	$148

Operating activities

Comparison of Three-Months Ended March 31, 2021 and 2020. We generated cash from operating activities of $36 million in the three-month period ended March 31, 2021, up $2 million from the comparative period. This increase is primarily attributable to an increase in net income adjusted for non-cash items due to growth in our organic business as well as the income generated from new acquisitions in 2020 and 2021, which was offset in part by higher taxes paid and lower working capital due to timing of payments and collections. In addition, during the three-months ended March 31, 2021, we paid $17 million to settle certain liability-accounted share-based compensation awards that became exercisable as a result of our IPO.

Investing activities

Comparison of Three-Months Ended March 31, 2021 and 2020. For the three-month period ended March 31, 2021 we invested $14 million into the business, a decrease of $792 million compared to $806 million in the comparative period. The decrease was primarily due to the acquisition of CCC in the first quarter of 2020.

Financing activities

Comparison of Three-Months Ended March 31, 2021 and 2020. For the three-month period ended March 31, 2021, we used $54 million of cash associated with financing activities compared to a cash inflow of $840 million in the comparative period. The change was primarily due to $1,145 million of long-term debt issued in the first quarter of 2020.

In connection with our initial public offering on February 3, 2021, we received gross proceeds of $525 million, reduced by share issuance costs of $32 million. On February 5, 2021, we used the net proceeds from our initial public offering to repay a portion of the outstanding balance under the revolving component of our credit facility.

Future Capital Requirements

We believe that our existing cash and cash equivalents combined with our expected cash flow from operations and liquidity available under our credit facilities will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months and we possess the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments in the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through equity or debt financing. If we raise funds through the issuance of additional debt, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all. See “Item 3B—Risk Factors—Risks Related to Our Business—We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business” in our Annual Report.

Net debt and adjusted EBITDA, both as per our credit agreement, are used to calculate our leverage ratio debt covenant (Net Debt to Adjusted EBITDA Leverage Ratio), as presented below. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. As of March 31, 2021, our Net Debt to Adjusted EBITDA Leverage Ratio was 2.7x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.

The following table presents a reconciliation of our Net Debt to Adjusted EBITDA Leverage Ratio for the three-months ended March 31, 2021, compared to December 31, 2020.

As at (millions except for ratio)	March 31, 2021	December 31, 2020

Outstanding credit facility	$1,038	$1,568
Contingent facility utilization	7	7
Net derivative	37	56
Cash balance[1]	(100)	(100)
Net Debt as per credit agreement	$982	$1,531
TI Adjusted EBITDA[2]	$129	$391
Adjustments to annualize TI Adjusted EBITDA and other adjustments as per credit agreement	$241	$(20)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.7	4.1

1	Maximum cash balances of $100.0 million is used for the period ended March 31, 2021 in accordance with the credit agreement.
2	TI Adjusted EBITDA is a non-GAAP financial measure, see section “—Non-GAAP Financial Measures” for more information.

Capital Expenditures

	Three-Months Ended March 31
(millions)	2021	2020

Capital expenditures	$18	$13

Comparison of Three-Months Ended March 31, 2021 and 2020.

Capital expenditures increased by $5 million, or 38%, to $18 million for the quarter ended March 31, 2021. Approximately $2 million of the increase is due to the upgrade of existing infrastructure of the business we acquired from CCC and MITS. The remaining increase is primarily attributable to additional investment in capital expenditures required in Central America to service new client growth.

Contractual Obligations

Our principal sources of liquidity are cash generated from operations, our available credit facility, and to a lesser extent, our cash and cash equivalents. For the three-months ended March 31, 2021, our cash provided by operations was $36 million, and was a positive cash inflow for the reporting period. As of March 31, 2021, the amount of our credit facility available was $651 million. We also had cash and cash equivalents balance of $117 million as of March 31, 2021.

Our primary uses of liquidity are cash used in our normal business operations such as employee compensation expense, goods and services purchases, and working capital requirements. In addition, we are required to meet the payment obligations under our credit facility and lease agreements. We expect that our cash flow from operations and our available cash and cash equivalents (including the revolving component of our credit facility) will be sufficient to meet our ongoing cash flow needs and operating requirements. The expected maturities of our undiscounted financial liabilities, excluding long-term-debt, do not differ significantly from the contractual maturities, other than as noted below. With respect to long-term-debt maturities, we repaid a portion of our credit facility on February 5, 2021, using the net proceeds from our initial public offering. The contractual maturities of our undiscounted financial liabilities, as at March 31, 2021 including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
For each fiscal year ending December 31, (millions)	Non- interest bearing financial liabilities	Due to affiliated companies	Long-term debt, excluding leases	Leases	(Receive)	Pay	Interest rate swap agreement	Total
2021 (balance of year)	$293	$39	$62	$50	$(103)	$102	$2	$445
2022	24	—	293	55	(26)	25	2	373
2023	—	—	51	47	(28)	25	—	95
2024	—	—	50	30	(30)	25	—	75
2025	—	—	688	20	(351)	482	—	839
Thereafter	—	—	—	45	—	—	—	45
Total	$317	$39	$1,145	$247	$(539)	$659	$4	$1,872

Off-Balance Sheet Arrangements

We do not have any material obligations under guarantee contracts or other contractual arrangements other than as disclosed in Note 18 “Contingent Liabilities” in the notes to our audited consolidated financial statements for the year ended December 31, 2020 included in our Annual Report. We have not entered into any transactions with unconsolidated entities where we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us, or engages in leasing, hedging, or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25-basis-point increase in interest rates on our variable-rate debt would cause an estimated increase in interest expense of approximately $3 million per year, based on the amounts outstanding at March 31, 2021.

Foreign Currency Risk

Our consolidated financial statements are reported in U.S. dollars but our international operating model exposes us to foreign currency exchange rate changes that could impact the translation of foreign denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The European euro is the foreign currency to which we currently have the largest exposure. The sensitivity analysis of our exposure to foreign currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The European euro, Canadian dollar and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations below.

	Net income		Other comprehensive income		Comprehensive income
Three-month ended March 31, 2021 (millions)	2021	2020	2021	2020	2021	2020
Reasonably possible changes in market risks
10% change in US$: European euro exchange rate
United States Dollar appreciates	$-	$-	$11	$10	$11	$10
United States Dollar depreciates	$-	$-	$(11)	$(10)	$(11)	$(10)
10% change in US$: Cdn.$ exchange rate
United States Dollar appreciates	$(1)	$-	$-	$-	$(1)	$-
United States Dollar depreciates	$1	$-	$-	$-	$1	$-
10% change in US$: Peso exchange rate
United States Dollar appreciates	$(1)	$(1)	$-	$-	$(1)	$(1)
United States Dollar depreciates	$1	$1	$-	$-	$1	$1

We therefore face exchange rate risk through fluctuations in relative currency prices, which are unpredictable and costly to hedge. Appreciation of foreign currencies against the United States dollar will increase our cost of doing business and could adversely affect our business, financial condition or financial performance. Our foreign exchange risk management includes the use of swaps to manage the currency risk associated with European euro denominated, as well as foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, result of operations and financial condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "seek", "should", "target", "will", "would" and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those factors listed under “Risk Factors” in our Annual Report for the year ended December 31, 2020, filed with the SEC on EDGAR and on SEDAR.